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As filed with the Securities and Exchange Commission on February 25, 2004

File No. 333-
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

                        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /x/
                        Pre-Effective Amendment No.        / /
                        Post-Effective Amendment No.        / /
                        and/or
                        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        / /
                        Amendment No. 56        /x/

Protective Variable Annuity
Separate Account
 (Exact Name of Registrant)

Protective Life Insurance Company
 (Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
(Depositor's Telephone Number, including Area Code)

STEVE M. CALLAWAY, Esquire
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama, 35223
(Name and Address of Agent for Services)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

[Protective ValuesSM Advantage Variable Annuity]	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

        This Prospectus describes the Protective ValuesSM Advantage Variable Annuity Contract, a group and individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        You may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the Protective Variable Annuity Separate Account. The Sub-Accounts invest in the following Funds:

Goldman Sachs Variable Insurance Trust
International Equity Fund
CORESM Small Cap Equity Fund
Capital Growth Fund
Mid Cap Value Fund
CORESM U.S. Equity Fund
Growth and Income Fund

Oppenheimer Variable Account Funds
Aggressive Growth Fund/VA-SS
Global Securities Fund/VA-SS
Capital Appreciation Fund/VA-SS
Main Street Fund/VA-SS
High Income Fund/VA-SS
Money Fund/VA
Strategic Bond Fund/VA-SS

Van Kampen Life Investment Trust
Aggressive Growth Portfolio Class II
Emerging Growth Portfolio Class II
Enterprise Portfolio Class II
Van Kampen Life Investment Trust (cont.)
Comstock Portfolio Class II
Growth and Income Portfolio Class II
Government Portfolio Class II

Universal Institutional Funds, Inc.
Equity and Income Portfolio Class II

MFS® Variable Insurance TrustSM
New Discovery Series-SS
Emerging Growth Series-SS
Research Series-SS
Investors Growth Stock Series-SS
Investors Trust Series-SS
Utilities Series-SS
Total Return Series-SS

Lord Abbett Series Fund
Growth and Income Portfolio
Mid-Cap Value Portfolio
Bond-Debenture Portfolio
Growth Opportunities Portfolio
America's Value Portfolio

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

        This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

        Please read this prospectus carefully. Investors should keep a copy for future reference.

        The Protective ValuesSM Advantage Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is           , 2004

DEFINITIONS

        "We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

        Accumulation Unit:  A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

        Allocation Option:  Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

        Annuity Commencement Date:  The date as of which the Annuity Value is applied to an Annuity Option.

        Annuity Option:  The payout option under which the Company makes annuity income payments.

        Annuity Value:  The amount we apply to the Annuity Option you have selected.

        Assumed Investment Return:  The assumed annual rate of return used to calculate the amount of the variable income payments.

        Contract:  Protective ValuesSM Advantage Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

        Contract Anniversary:  The same month and day as the Effective Date in each subsequent year of the Contract.

        Contract Value:  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.

        Contract Year:  Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

        DCA:  Dollar cost averaging.

        DCA Fixed Accounts:  The DCA Fixed Accounts are part of the Company's general account and are not part of or dependent upon the investment performance of the Variable Account. These accounts are available for dollar cost averaging only.

        Effective Date:  The date as of which the initial Net Purchase Payment is credited to the Contract and the date the Contract takes effect.

        Fund:  Any investment portfolio in which a corresponding Sub-Account invests.

        Guaranteed Account:  The Fixed Account, DCA Fixed Accounts, and any other Allocation Option we may offer with interest rate guarantees.

        Monthly Anniversary Day:  The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.

        Net Amount at Risk:  The value of the death benefit minus the Contract Value.

        Net Purchase Payment:  The Purchase Payment, less the sales charge and any applicable premium taxes.

        Purchase Payment:  The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Qualified Contracts:  Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Qualified Plans:  Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Sub-Account:  A separate division of the Variable Account.

        Valuation Day:  Each day on which the New York Stock Exchange is open for business.

        Valuation Period:  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

        Variable Account:  The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

        Written Notice:  A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via hand delivery, courier or U.S. postal service.

FEES AND EXPENSES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. The tables do not include premium taxes, which may range up to 3.5% depending on the jurisdiction.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	5.50%	*
Maximum Surrender Charge (as a % of amount surrendered)	None
Transfer Fee	$25	**
*	The Sales Charge percentage decreases at certain points as your Contract Value or the aggregate amount of your Purchase Payments increases. Your Purchase Payment may also qualify for a reduced sales charge percentage if (1) you submit a Letter of Intent to make sufficient additional Purchase Payments with a certain period; or (2) you aggregate the value of certain qualifying contracts with your Purchase Payment(s) when the Sales Charge is calculated.
(See "Charges and Deductions.")
**	Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES
(other than Fund expenses)

Annual Contract Maintenance Fee	$30	*
Death Benefit Fee**
Asset-Based Fee (as an annual percentage of monthly average Contract Value)	0.15%
—or—
	Minimum	Maximum
Net Amount at Risk Fee*** (monthly charge per $1,000 of Net Amount at Risk)	$0.25	$18.94
Variable Account Annual Expenses (as a % of average Variable Account value)
Mortality and Expense Risk Charge	0.50%
Administration Charge	0.10%
Total Variable Account Annual Expenses (without death benefit fee)	0.60%
*	We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $50,000 or more. (See "Charges and Deductions.")
**	We assess a fee for the death benefit in your Contract. When you purchase your Contract, you elect to have the fee assessed either as an asset-based fee or as a fee based on your Net Amount at Risk. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.")
***	The Net Amount at Risk Fee varies based on the Owner's age and the Net Amount at Risk on the day the fee is assessed each month. The fee generally increases with the age of the Owner. (See "Charges and Deductions, Death Benefit Fee.")

        The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

        The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2003. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.00%	-	0.00	%*
*	The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

        This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, the death benefit fee (assuming you elected the asset-based fee), Variable Account charges, and both maximum total annual Fund operating expenses and minimum total annual Fund operating expenses.** Depending on the oldest Owner's age and the Net Amount at Risk, the death benefit charges reflected in the example could be higher or lower if you elected the Net Amount at Risk fee. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year. We do not deduct any additional fees or charges when you surrender or annuitize your Contract.

             If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	$	$	$	$

Minimum Fund Expenses	$	$	$	$

            * You cannot annuitize your Contract within 3 years after we accept a Purchase Payment. The death benefit fee does not apply after the Annuity Commencement Date. (See "Charges and Deductions, Death Benefit Fee.")

            ** The range of maximum and minimum total annual Fund operating expenses used in this example does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Please remember that the example is an illustration and does not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the example.

SUMMARY

The Contract

What is the Protective ValuesSM Advantage Variable Annuity Contract?
The Protective ValuesSM Advantage Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract".) In certain states the Contract is offered as a group contract to eligible persons.
How may I purchase a Contract?	Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract".)
What are the Purchase Payments?
The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000 for a Non-Qualified Contract ($2,000 for a Qualified Contract). Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments".)
Can I cancel the Contract?
You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value plus the sales charge in states where permitted. This amount may be more or less than the Purchase Payments. Where required, we will refund Purchase Payments. (See "Right to Cancel".)
Can I transfer amounts in the Contract?
Before the Annuity Commencement Date, you may transfer amounts among the Allocation Options. There are, however, limitations on transfers: any transfer must be at least $100; you may not transfer amounts into a DCA Fixed Account; amounts transferred from the Fixed Account or a DCA Fixed Account into the Variable Account may not be transferred to the Fixed Account for six months; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year; we reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may refuse to honor transfers when we determine that they are detrimental to the Funds or Contract Owners as a whole, such as excessive transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.")

Can I surrender the Contract?
Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders".) Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters".)
Is there a death benefit?
If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.") We assess a fee for the death benefit. At the time you apply for your Contract, you must select either the asset-based fee or the Net Amount at Risk fee, and your selection may not be changed after the Contract is issued. (See "Charges and Deductions, Death Benefit Fee.")
What Annuity Options are available?
Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)
Is the Contract available for qualified retirement plans?
You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")
Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.

Other contracts
We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.

Federal Tax Status

        Generally, all earnings on investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from the Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. (See "Federal Tax Matters".)

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

        The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2003, Protective Life had total assets of approximately $        billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $        billion at December 31, 2003.

Protective Variable Annuity Separate Account

        The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

        Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

        The following 32 Sub-Accounts of the Variable Account are available in the Contract:

Goldman Sachs International Equity
Goldman Sachs CORESM Small Cap
    Equity
Goldman Sachs Capital Growth
Goldman Sachs Mid Cap Value
Goldman Sachs CORESM U.S. Equity
Goldman Sachs Growth and Income
Van Kampen Aggressive Growth II*
Van Kampen Emerging Growth II*
Van Kampen Enterprise II*
Van Kampen Comstock II*
Van Kampen Growth and Income II*
Van Kampen Government II*
Van Kampen UIF Equity and
    Income II*
MFS New Discovery SS*
MFS Emerging Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*
Oppenheimer Aggressive Growth SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*
Oppenheimer Strategic Bond SS*
Oppenheimer Money Fund
Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett America's Value

           * This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

        This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

Administration

        Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

        The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International; Van Kampen Life Investment Trust managed by Van Kampen Asset Management Inc.; Universal Institutional Funds, Inc., managed by Morgan Stanley Investment Management Inc., doing business as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Trust, managed by Lord, Abbett & Co. Shares of these funds are offered only to:

  (1)
  the Variable Account;

  (2)
  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

  (3)
  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

  (4)
  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

        There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

Goldman Sachs Variable Insurance Trust

International Equity Fund.

        This Fund seeks long-term capital appreciation.

CORESM Small Cap Equity Fund.

        This Fund seeks long-term growth of capital.

Capital Growth Fund.

        This Fund seeks long-term growth of capital.

Mid Cap Value Fund.

        This Fund seeks long-term growth of capital.

CORESM U.S. Equity Fund.

        This Fund seeks long-term growth of capital and dividend income.

Growth and Income Fund.

        This Fund seeks long-term growth of capital and growth of income.

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II.

        Seeks capital growth.

Emerging Growth Portfolio Class II.

        Seeks capital appreciation.

Enterprise Portfolio Class II.

        Seeks capital appreciation through investment in securities believed by the investment adviser to have above average potential for capital appreciation.

Comstock Portfolio Class II.

        Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Growth and Income Portfolio Class II.

        Seeks long-term growth of capital and income.

Government Portfolio Class II.

        Seeks high current return consistent with preservation of capital.

The Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II.

        Seeks both capital appreciation and current income.

MFS® Variable Insurance TrustSM

New Discovery Series Service Class Shares.

        This Fund seeks capital appreciation.

Emerging Growth Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital.

Research Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income.

Investors Growth Stock Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income rather than current income.

Investors Trust Series Service Class Shares.

        This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

Utilities Series Service Class Shares.

        This Fund seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

Total Return Series Service Class Shares.

        This Fund seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

Oppenheimer Variable Account Funds

Aggressive Growth Fund/VA Service Shares.

        This Fund seeks capital appreciation by investing in "growth type" companies.

Global Securities Fund/VA Service Shares.

        This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

Capital Appreciation Fund/VA Service Shares.

        This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

Main Street Fund/VA Service Shares.

        This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund invests mainly in common stocks of U.S. companies.

High Income Fund/VA Service Shares.

        This Fund seeks a high level of current income from investment in high yield fixed-income securities.

Money Fund/VA.

        This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Strategic Bond Fund/VA Service Shares.

        This Fund seeks a high level of current income by investing mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities and high yield securities of U.S. and foreign companies.

Lord Abbett Series Fund, Inc.

Growth and Income Portfolio.

        This Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Mid-Cap Value Portfolio.

        The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Bond-Debenture Portfolio.

        The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth Opportunities Portfolio.

        The Fund's investment objective is to seek capital appreciation.

America's Value Portfolio.

        The Fund's investment objective is to seek income and capital appreciation.

        There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds, which accompany this prospectus, and the current Statement of Additional Information for each of the Funds. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

        Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

        Protective Life may from time to time publish certain "model portfolios" designed to effect certain investment strategies. In selecting a model portfolio as a Purchase Payment allocation, an Owner is allocating prescribed percentages of Purchase Payments to each of the Sub-Accounts comprising the model. Protective Life does not warrant that the underlying Funds in the model will achieve their investment objective(s) or that the model will achieve its investment strategy. Likewise, Protective Life does not represent or imply that a model selected by an Owner is suitable for that Owner. From time to time, Protective Life may revise the composition of a model portfolio. In this event, Protective Life will not change an Owner's existing Purchase Payment allocation or percentages to reflect changes in a model selected by the Owner. If an Owner desires to change his or her Purchase Payment allocation or percentages to reflect a revised or different model, he or she must submit new allocation instructions. You should carefully consider your own investment objectives and risk tolerance before selecting any Sub-Accounts or model portfolios.

Other Information about the Funds

        Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

        For Funds that pay 12b-1 fees, our affiliate, Investment Distributors, Inc., the principal underwriter for the Contracts, will receive 12b-1 fees deducted from Fund assets for providing certain distribution and shareholder support service to the Fund. Additionally, Protective Life has entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders. The amounts we receive under these agreements may be significant.

Other Investors in the Funds

        Shares of the Goldman Sachs Variable Insurance Trust, Van Kampen Life Investment Trust, MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, and Universal Institutional Funds, Inc., are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's

Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of the Goldman Sachs Variable Insurance Trust, Van Kampen Life Investment Trust, MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, and Universal Institutional Funds, Inc., monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

        Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s) and Annuitants, and subject to any approvals that may be required under applicable law, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

DESCRIPTION OF THE CONTRACT

        The following sections describe the Contracts currently being offered.

The Contract

        The Protective ValuesSM Advantage Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. In certain states we offer the Contract as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into a distribution agreement with Protective Life to offer the Contract. In those states we may also offer the Contract to members of other eligible groups. In all other states, we offer the Contract as an individual contract. If you purchase an interest in a group Contract, you will receive a certificate evidencing your ownership interest in the group Contract. Otherwise, you will receive an individual Contract.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a qualified plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

        The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. In those states where the Contract is issued as a group contract, the term "Owner" refers to the holder of the certificate evidencing an interest in the group contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of both Owners. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. Protective Life will only issue a Contract prior to each Owner's 76th birthday.

        The Owner of this Contract may be changed by Written Notice provided:

                (1)    each new Owner's 76th birthday is after the Effective Date; and

                (2)    each new Owner's 95th birthday is on or after the Annuity Commencement Date.

        For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.")

Beneficiary.

        The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the

Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant.

        The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 76th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

        The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Commencement Date in effect when the change of Annuitant is requested.

Payee.

        The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

        To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code.

        If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the Net Purchase Payment to the Allocation Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the Net Purchase Payment to the appropriate Allocation Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

        We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum initial Purchase Payment is $5,000 ($2,000 for Qualified Contracts). The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

        Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. Protective Life retains the right to limit the maximum aggregate Purchase Payments that can be made without prior administrative office approval. This amount is currently $1,000,000.

        Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic Purchase Payment plan to any DCA Fixed Account. You may not elect the automatic Purchase Payment plan and the partial automatic withdrawal plan simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

        We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

        You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus the sales charge and any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. Where required, we will refund the Purchase Payment.

        For Individual Retirement Annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Net Purchase Payment (and any subsequent Net Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Net Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

        Owners must indicate how their initial and subsequent Net Purchase Payments are to be allocated among the Allocation Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

        Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, automated telephone system or via the Internet at www.protective.com. For non-written instructions regarding allocations, we will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

Variable Account Value

Sub-Account Value.

        A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Net Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Net Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

        The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units.

        Net Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Net Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

        Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

  •
  surrenders;

  •
  partial surrenders;

  •
  partial automatic withdrawals;

  •
  transfer from a Sub-Account and any applicable transfer fee;

  •
  payment of a death benefit claim;

  •
  application of the Contract Value to an Annuity Option;

  •
  deduction of the monthly death benefit fee and the annual contract maintenance fee; and

  •
  deduction of a sales charge when a letter of intent is not fulfilled.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. If the terms of a letter of intent are not satisfied, we will cancel the Accumulation Units associated with any outstanding sales charge without notice or instruction. Accumulation Units associated with the monthly death benefit fee and the annual contract maintenance fee are also cancelled without notice or instruction.

Determination of Accumulation Unit Value.

        The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

        The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

  (1)
  is the result of:
    a.
    the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b.
    the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.
  (2)
  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

  (3)
  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

        Before the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions, we will allocate the Contract Value you transfer at the next price determined for the Allocation Options you indicate. There are limitations on transfers, which are described below.

        After the Annuity Commencement Date, when Variable Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account or any Sub-Account.

How to Request Transfers.

        Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, automated telephone system or via the Internet at www.protective.com. From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written requests and facsimile transmitted requests for such transfers. We will require a form of personal identification prior to acting on non-written requests and facsimile transmitted requests and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

        The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers.

        Minimum amounts.  You must transfer at least $100 each time you make a transfer. If the entire amount in the Allocation Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Allocation Option after a transfer, then we may transfer the entire amount out of that Allocation Option instead of the requested amount.

        Number of transfers.  Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

        Limitations on transfers involving the Guaranteed Account.  Amounts transferred from any Guaranteed Account to the Variable Account may not be transferred to the Fixed Account for six months. No amounts may be transferred into a DCA Fixed Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account.

        Limitations on excessive transfers, including "market timing" transfers.  We may restrict or refuse to honor any transfer request if we determine that the transfer would be detrimental to any Fund, the Variable Account, other Owners, or owners of other variable annuity contracts we issue that invest in the Variable Account. Excessive transfers, including "market timing" transfers, of material amounts may be detrimental. Excessive transfers of material amounts can disrupt orderly Fund management strategies and increase Fund expenses by causing the following:

  •
  Increased trading and transaction costs;

  •
  Disruption of planned investment strategies;

  •
  Forced and unplanned portfolio turnover;

  •
  Lost opportunity costs; and

  •
  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

        We monitor transfer activity in the Contracts to identify excessive transfers of material amounts ("excessive transfer activity") in any Contract or group of Contracts. We apply the same measure to all Contracts and groups of Contracts for determining whether there is excessive transfer activity.

        When we identify excessive transfer activity, we impose limitations intended to limit it and thereby ameliorate any detriment to the Funds, the Variable Account and other Owners. First, we suspend non-written methods of requesting transfers; all transfer requests for the affected Contract or group of Contracts must be made by Written Notice. If the activity continues, we then limit the number and dollar amount of transfer requests we will accept within a stated time period for the affected Contract or group of Contracts. We apply the same limitations to all Contracts or groups of Contracts in which we identify excessive transfer activity.

        We reserve the right to change, from time to time, the standards by which we measure for excessive transfer activity and the limitations we impose in response. We will, however, apply the measure and limitations uniformly with respect to all Contracts or groups of Contracts at any given time.

Dollar Cost Averaging.

        Prior to the Annuity Commencement Date, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, amounts from a DCA Fixed Account (or any other Allocation Option) to any Sub-Account of the Variable Account other than the Oppenheimer Money Fund Sub-Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

        You may make dollar cost averaging transfers on the 1st through the 28th day of each month. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

        Any Net Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Sub-Accounts into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. Dollar cost averaging transfers may be made monthly or quarterly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.

        The periodic amount transferred from a DCA Fixed Account will be equal to the Net Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0 or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

        The interest rates on the DCA Fixed Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Net Purchase Payment allocated to the DCA Fixed Account will be substantially les than the amount that would have been paid if the full Net Purchase Payment remained in the DCA Fixed Account for the full period.

        There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

Portfolio Rebalancing.

        Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

        You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

        There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

Surrender.

        At any time before the Annuity Commencement Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request by Written Notice. We will pay you the surrender value in a lump sum unless you request payment under another payment option that we are making available at the time. Partial and full surrenders from Contracts issued as tax sheltered annuities are prohibited in certain circumstances. (See "Federal Tax Matters.") A surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".) A surrender value may be available under certain Annuity Options. (See "Annuitization".) In accordance with SEC regulations, surrenders and partial surrenders are payable within 7 calendar days of our receiving Written Notice of your request. (See "Suspension or Delay in Payments".)

Surrender Value.

        The surrender value of your Contract is equal to the Contract Value minus any applicable contract maintenance fee, outstanding sales charge and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice requesting surrender and your Contract at our administrative office.

Partial Surrender.

        At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $5,000 (or $2,000 for Qualified Contracts). Throughout this prospectus we may refer to a partial surrender of your Contract Value as a "withdrawal" from your Contract.

        You may request a partial surrender by Written Notice or, if we have received your completed telephone withdrawal authorization form, by telephone. Partial surrenders by telephone are subject to limitations. We may eliminate partial surrenders by telephone or change the requirements for partial surrenders by telephone for any Contract or class of Contracts at any time without prior notice.

        We will withdraw the amount of your partial surrender and any applicable premium tax from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender.

        You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated Allocation Options is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

        A partial surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".)

Cancellation of Accumulation Units.

        Surrenders and partial surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans. Section 403(b)(11) of the Internal Revenue Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have:

  (1)
  made an initial Purchase Payment of at least $5,000; or

  (2)
  a Contract Value as of the previous Contract Anniversary of at least $5,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract. You should consult your tax advisor before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Partial automatic withdrawals will be taken pro-rata from the Allocations Options in proportion to the value each Allocation Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

        If any partial automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The partial automatic withdrawal plan will also terminate in the event that a non-automated partial surrender is made from a Contract participating in the plan, except in the case of a partial surrender taken as a minimum required distribution from a Qualified Plan. (See "Qualified Retirement Plans".) Upon notification of the death of any Owner we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

        There is no charge for the partial automatic withdrawal plan. We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

        The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

        The Guaranteed Account consists of the Fixed Account and the DCA Fixed Accounts. The Fixed Account and certain DCA Fixed Accounts are not available in all states. The Fixed Account and the DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. Since the Fixed Account and the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

        From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

The Fixed Account.

        You may allocate some or all of your Net Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. (See "Transfers.")

        The interest rates we apply to Net Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Net Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Net Purchase Payments or transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The DCA Fixed Accounts.

        DCA Fixed Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Fixed Accounts. The maximum period for dollar cost averaging transfers from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months.

        The DCA Fixed Accounts are available only for Net Purchase Payments designated for dollar cost averaging. The DCA Fixed Accounts are not available for certain Contracts for which the sales charges have been waived. Net Purchase Payments may not be allocated into any DCA Fixed Account when that DCA Fixed Account value is greater than $0, and all funds must be transferred from a DCA Fixed Account before allocating a Net Purchase Payment to that DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Net Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Net Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which transfers are allowed from that DCA Fixed Account.

Guaranteed Account Value.

        Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of:

  (1)
  Net Purchase Payments allocated to the Guaranteed Account; plus

  (2)
  amounts transferred into the Guaranteed Account; plus

  (3)
  interest credited to the Guaranteed Account; minus

  (4)
  amounts transferred out of the Guaranteed Account, including any transfer fee; minus

  (5)
  the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus

  (6)
  fees deducted from the Guaranteed Account including the monthly death benefit fee and the annual contract maintenance fee; minus

  (7)
  deduction of a sales charge when a letter of intent is not fulfilled.

        For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

DEATH BENEFIT

        If any Owner dies before the Annuity Commencement Date and while this Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Commencement Date.

        We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Payment of the Death Benefit.

        The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

  (2)
  the entire interest must be distributed within 5 years of the Owner's death.

        If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

Continuation of the Contract by a Surviving Spouse.

        If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 76th birthday is after the Effective Date and the 95th birthday is on or after the Annuity Commencement Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

        A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

        If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

        The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse this Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

The Death Benefit.

        The death benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each partial surrender; provided however, that the death benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the death benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. The deduction of the death benefit fee is treated as a partial surrender for purposes of calculating the death benefit. See Appendix A for an example of the calculation of the death benefit.

        Suspension of death benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. We will, however, continue to assess the death benefit fee during this period.

Death Benefit Fee.

        We assess a fee for the death benefit. When you apply for your Contract, you must elect to have the fee assessed either as an asset-based fee or as a fee based on the Net Amount at Risk. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.") Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits in your particular situation of the asset-based fee as compared to the fee based on the Net Amount at Risk.

 SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account Value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

  (3)
  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

  (4)
  when the SEC, by order, so permits for the protection of security holders.

        We may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Sales Charge

        We may deduct a sales charge from each Purchase Payment we accept to cover the expenses associated with the sales and distribution of the Contracts. These expenses include commissions, sales literature and other promotional activities. If the sales charge is not sufficient to cover these costs we will pay them from our general assets (which may include amounts derived from the mortality and expense risk charge). We will retain as profit any aggregate sales charge we collect in excess of the amount needed for commissions and promotional activities.

        The sales charge is a percentage of each Purchase Payment and is calculated separately for each Purchase Payment by multiplying the Purchase Payment by the applicable sales charge percentage. The sales charge will be deducted from the Purchase Payment before we allocate the Net Purchase Payment to the Allocation Options you selected.

        The sales charge percentage is based upon the current Purchase Payment plus the greater of: 1) aggregate Purchase Payments made under a Contract; or, 2) the Contract Value on the date we accept the Purchase Payment. The sales charge percentage is determined according to the table below:

SALES CHARGE PERCENTAGES

Current Purchase Payment plus (1) Contract Value or (2) Aggregate Purchase Payments	Sales Charge Percentage
Less than $50,000	5.50%
At least $50,000 but less than $100,000	4.50%
At least $100,000 but less than $250,000	3.50%
At least $250,000 but less than $500,000	2.50%
At least $500,000 but less than $1,000,000	2.00%
At least $1,000,000 but less than $2,500,000	1.00%
$2,500,000 or greater	0.50%

        The sales charge will not be retroactively reduced for Purchase Payments we have previously accepted. On certain sales to specific groups, sales charge percentages may be reduced or waived.

Reducing your sales charge.

        You may qualify for a reduced sales charge percentage shown on the table above through our letter of intent program or our rights of accumulation program. These programs are exclusive; if you participate in one, you may not participate in the other. We may modify, suspend or terminate these programs at any time. These programs may not be available in all states.

Letter of Intent.

        A letter of intent is your agreement to make Purchase Payments of a specified minimum aggregate amount within 13 months of your initial Purchase Payment. If the amount committed in your letter of intent entitles you to a reduced sales charge percentage, we will deduct sales charges on your Purchase Payments during the 13 month period as if the total amount of Purchase Payments to which you have committed had been paid in one lump sum. We will accept a letter of intent only at the time you apply for a Contract. Once we have accepted it, you may not modify or change a letter of intent. The letter of intent program is not available in the states of New Jersey, Oregon, South Carolina, Texas or Washington.

        If you do not make the aggregate Purchase Payments to which you committed in your letter of intent within the 13 month period, we will deduct from your Contract Value the difference between (1) the sales charges applicable to the actual breakpoint you reached during the period, and (2) the total sales charge you actually paid. If you exceed the aggregate Purchase Payments to which you committed in your letter of intent within the 13 month period and reach a breakpoint that would entitle you to a lower sales charge percentage, we will only apply the lower percentage to the first Purchase Payment that reaches the breakpoint and all subsequent Purchase Payments. We will not retroactively reduce sales charges on previous Purchase Payments.

        In the event that you make a full surrender of the Contract during the 13 month period, we will determine the aggregate Purchase Payments as of the time of surrender. If you have not made Purchase Payments in the aggregate amount committed in your letter of intent, we will deduct from your Contract Value the difference between (1) the sales charge applicable to the actual breakpoint you reached prior to surrender, and (2) the sales charge you actually paid.

Rights of Accumulation.

        Under our rights of accumulation program, certain qualifying mutual funds and Protective Life annuities owned by you, your spouse or your dependent children can be considered along with your Purchase Payment for the purpose of determining your sales charge. To be considered, the other Protective Life annuities must be in force and not yet annuitized on the date we accept your Purchase Payment. You can determine if this program is being offered in your state and whether such mutual funds or annuities are eligible by asking your broker-dealer representative. In order for you to use the rights of accumulation program, your broker-dealer representative must inform us in writing about the other qualifying mutual funds and/or annuities. This program may be suspended or amended at any time without notice.

Waiver of Sales Charges.

        We may waive sales charges for Contracts issued to employees and registered representatives of any member of the selling group and their family members, or to officers, directors, trustees or bona-fide full time employees of Protective Life or the investment advisors of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased) because no marketing expenses and sales commissions are associated with such Contracts.

        We may also reduce or waive sales charges for certain block transactions that will create a net reduction in the costs we bear with respect to the affected annuity contracts. If any such transaction applies to your Contract, we will notify you of this fact in writing.

Mortality and Expense Risk Charge

        To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.50% of the average daily net assets of the Variable Account attributable to your Contract.

        The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

        We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

        We assess a death benefit fee to compensate us for the cost of providing the death benefit. We calculate the death benefit fee as of each Monthly Anniversary Day, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Allocation Options (e.g., in the same proportion that each Allocation Option has to Contract Value). We do not assess the death benefit fee after the Annuity Commencement Date.

        The deduction of the death benefit fee is treated as a partial surrender for purposes of determining Variable Account Value and Guaranteed Account Value, and for calculating the death benefit.

        At the time you apply for your Contract you must elect to have the death benefit fee assessed either as an asset-based fee or as a fee based on the Net Amount at Risk. Once you have elected the type of death benefit fee, you may not change it. Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits in your particular situation of the asset-based fee as compared to the fee based on the Net Amount at Risk.

Asset-Based Fee.

        The asset-based fee is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day. We begin deducting this fee from your Contract on the first Monthly Anniversary Day. We collect this fee on each Monthly Anniversary Day through the Annuity Commencement Date. We collect this fee whether or not the value of the death benefit is greater than the Contract Value on any Monthly Anniversary Day.

Net Amount at Risk Fee.

        The Net Amount at Risk fee will depend on the Net Amount at Risk and the oldest Owner's age, each measured on the day the fee is calculated. The Net Amount at Risk is the difference between the value of the death benefit and the Contract Value. The Net Amount at Risk fee is calculated in a two-step process. First, we reduce the Net Amount at Risk by an amount equal to the cumulative amount of sales charges deducted from your Purchase Payments. We will not, however, reduce the Net Amount at Risk to an amount less than zero. Next, we multiply the adjusted Net Amount at Risk by the monthly cost factor. The monthly cost factor varies by the age of the oldest Owner.

Oldest Owner's Age	Monthly Cost Factor Per $1,000 of Net Amount at Risk	Annual Percentage of Monthly Average Net Amount at Risk
50 or less	$0.25	0.30%
51-60	$0.50	0.60%
61-65	$1.01	1.20%
66-70	$1.47	1.75%
71-75	$2.54	3.00%
76-80	$3.83	4.50%
81	$5.10	5.95%
82	$5.72	6.65%
83	$6.34	7.35%
84	$6.97	8.05%
85	$7.60	8.75%
86	$8.38	9.60%
87	$9.16	10.45%
88	$9.94	11.30%
89	$10.74	12.15%
90	$11.54	13.00%
91	$12.97	14.50%
92	$14.42	16.00%
93	$15.90	17.50%
94	$17.41	19.00%
95	$18.94	20.50%

        We do not assess this fee during the first Contract Year. We begin assessing this fee from your Contract on the 13th Monthly Anniversary Day. There is no fee, however, on any Monthly Anniversary Day on which the death benefit equals the Contract Value.

Transfer Fee

        Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

        Prior to the Annuity Commencement Date, we deduct a contract maintenance fee of $30 from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered other than the Contract Anniversary. We will deduct the contract maintenance fee from the Allocation Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $50,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

        The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses incurred by the Funds. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

        Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

Other Taxes

        Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

        We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions to the broker-dealers for selling the Contracts. You do not directly pay the commissions, we do. We intend to recover commissions, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITIZATION

Annuity Commencement Date

        On the Effective Date, the Annuity Commencement Date is the oldest Owner's or Annuitant's 95th birthday. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date.

Changing the Annuity Commencement Date.

        The Owner may change the Annuity Commencement Date by Written Notice. The new Annuity Commencement Date must be at least 30 days after the date we receive the written request, at least 3 years after the most recent Purchase Payment and no later than the oldest Owner's or Annuitant's 95th birthday.

Annuity Value

        The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Commencement Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value or that includes a bonus amount.

Minimum Annuity Value.

        We will use a minimum Annuity Value if your Annuity Commencement Date is on or within 90 days after your 7th Contract Anniversary, and you select either (i) Annuity Option B (life income with or without a certain period) or (ii) Annuity Option A (payments for a certain period) with a certain period of at least 10 years. In these circumstances, the minimum Annuity Value will be the greater of (i) the Contract Value on the Annuity Commencement Date, or (ii) your aggregate Purchase Payments less an adjustment for each partial surrender as of the Annuity Commencement Date, each reduced by any applicable fees, charges and premium tax. The adjustment for each partial surrender is the amount that reduces the minimum Annuity Value at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the minimum Annuity Value at the time of the partial surrender, the adjustment will be larger than the amount surrendered.

Annuity Value Bonus.

        Your Annuity Value will include a bonus amount if your Annuity Commencement Date is on or after your 10th Contract Anniversary, and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years. In these circumstances, your Annuity Value will be your Contract Value on the Annuity Commencement Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

        On the Annuity Commencement Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments.

        Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments.

        Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units.

        On the Annuity Commencement Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day on which the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

        We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

        We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payment attributable to each Sub-Account.

        The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

  (a)
  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

  (b)
  is the Annuity Unit value for the preceding Valuation Period; and

  (c)
  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

        The AIR is equal to 5%.

        If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

        Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

        After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options

        You may select an Annuity Option, or change your selection by Written Notice Protective Life receives not later than 30 days before the Annuity Commencement Date. You may not change your selection of Annuity Option less than 30 days before the Annuity Commencement Date. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

        You may select from among the following Annuity Options:

Option A — Payments for a Certain Period:

        We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With or Without a Certain Period:

        Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made.

Additional Option:

        You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

Minimum Amounts

        If your Annuity Value is less than $5,000 on the Annuity Commencement Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Commencement Date

        In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance. More detailed information about the calculation of performance information appears in the Statement of Additional Information.

        Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

        The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one-month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

        The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

        Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

        The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract, but excluding any deductions for premium taxes.

        When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

        Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

        In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the sales charge or the contract maintenance fee or may include a different sales charge percentage. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

        Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

        Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

        Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

        Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

        Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

        Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

        All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

        Protective Life is taxed as a life insurance company under the Internal Revenue Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Internal Revenue Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the

Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

        Under existing provisions of the Internal Revenue Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

  (1)
  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

  (2)
  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

  (3)
  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

        The Internal Revenue Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment.

        In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

        The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in certain IRS in rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

        As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

  (1)
  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

  (2)
  certain Qualified Contracts;

  (3)
  Contracts purchased by employers upon the termination of certain Qualified Plans;

  (4)
  certain Contracts used in connection with structured settlement agreements; and

  (5)
  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Commencement Dates.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

        The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial and Full Surrenders

        In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract." Amounts received under a partial automatic withdrawal plan are treated as partial surrenders. In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

        As described elsewhere in this Prospectus, the Company assesses a fee with respect to the death benefit. The Owner must elect to have the fee assessed as an asset-based fee or as a fee based on the Net Amount at Risk. It is possible that either of these fees (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Taxation of Annuity Payments

        Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option, adjusted for any period certain or refund feature, when payments begin divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the contract is excluded using the above formulas, annuity payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

        Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding".) In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers".)

Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

  (1)
  if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

  (2)
  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

        After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

  (1)
  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

  (2)
  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

Assignments, Pledges, and Gratuitous Transfers

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will be increased to reflect the increase in the transferor's income.

Penalty Tax on Premature Distributions

        Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  attributable to the Owner's becoming disabled (as defined in the tax law);

  (c)
  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

  (d)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or

  (e)
  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

             (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

        An exchange of an annuity contract for another annuity contract will be tax free if certain requirements are satisfied. In this regard, the Contract may be issued as a result of an exchange of an existing annuity contract that you currently own. You should consult your tax adviser regarding the conditions that must be satisfied for the exchange of an annuity contract for the Contract to be tax free.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Internal Revenue Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for full surrenders, partial automatic withdrawals, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Similarly, loans from Qualified Contracts, where available, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising any loan privileges that are available.) Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

        If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

        In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Internal Revenue Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

        There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

  (c)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

        These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to qualify for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

        Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

        However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Internal Revenue Code, a "Simplified Employee Pension" under Section 408(k) of the Internal Revenue Code, or a "Simple IRA" under Section 408(p) of the Internal Revenue Code.

Roth IRAs.

        Section 408A of the Internal Revenue Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

        A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Internal Revenue Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may not accept rollover contributions from other qualified plans.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

        Sections 401(a) and 403(a) of the Internal Revenue Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. It is possible the IRS could characterize the death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants.

Section 403(b) Policies.

        Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Internal Revenue Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the IRS could characterize these benefits as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy.

        Section 403(b) Policies contain restrictions on withdrawals of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a Section 403(b)(7) custodial account.)

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

        Section 457 of the Internal Revenue Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Direct Rollovers

        If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, is a Section 403(b) Policy or is used with an eligible deferred compensation plan that has a government sponsor and that is qualifed under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Internal Revenue Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

        Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

The Contract

        The Contract and its attachments, including the copy of your application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code and applicable regulations.

Error in Age or Gender

        When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until proof is provided. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

        If after proof of age and gender (where applicable) is provided, we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

        We will not contest the Contract.

Non-Participation

        The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

        You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

        All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

        No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

        At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

        Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

        If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

        The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

        The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Internal Revenue Code and with applicable regulations.

No Default

        The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

        We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the NASD, Inc.

        IDI does not sell Contracts directly to purchasers. IDI enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

        We pay commissions for sale of the Contracts. We pay commissions as a percentage of Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While commissions may vary, we do not expect them to exceed 5.0% of any Purchase Payment. As compensation for marketing, training and/or other services provided, we may pay Selling Broker-Dealers asset-based amounts, bonuses, overrides and marketing allowances in addition to ordinary commissions. These payments, which may be different for different Selling Broker-Dealers, will be made by Protective Life or IDI out of their own assets and will not change the amounts paid by Contract owners to purchase, hold or surrender their Contracts. These payments may be for: (1) "trail commissions" based on the assets in the Variable Account, (2) their "preferred product" treatment of the Contracts in their distribution activities, (3) their participation in sales promotions with regard to the Contracts, and (4) helping to defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' sales representatives. For complete information about what your sales representative and the Selling Broker-Dealer for whom he or she works may receive from us or IDI in connection with your purchase of a Contract, ask your sales representative. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts.

        We pay commissions to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses. During the years ended December 31, 2001, 2002 and 2003, IDI received $17,757,922, $17,990,329 and $                    , respectively in commissions and did not retain any of these commissions.

        Additionally, IDI receives fees assessed against shares of many of the Funds attributable to the Contracts. These Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the class of shares sold to certain Sub-Accounts. The plans permit these Funds to pay fees out of their assets to broker-dealers that distribute that class of shares. IDI may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Contracts on IDI's behalf.

        We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Inquiries

        You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

IMSA

        Protective Life Insurance Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

VOTING RIGHTS

        In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

        The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-

Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

        The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

        Shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

        Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and 2002 and the related statements of operations and changes in net assets for the years ended December 31, 2003 and 2002 as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for the three years in the period ended December 31, 2003 and the related financial statement schedules as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT ACCOUNTANTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

APPENDIX A

EXAMPLE OF DEATH BENEFIT CALCULATIONS

        Assume an Owner is 55 on the Effective Date, 1/1/yy. Assume the following transactions occur prior to the Owner's death and that the Contract Value before the partial surrender on 4/1/(yy+2) is $125,000.

Date	Transaction	Amount
1/1/yy	Purchase Payment	$100,000
4/1/(yy+2)	Partial Surrender	$25,000
10/1(yy+4)	Purchase Payment	$80,000

        The Contract Values on each Contract Anniversary are shown below. These Contract Values are hypothetical and are solely for the purpose of illustrating death benefit calculations. The Contract Values presented are net of all expenses and charges including Fund expenses and Periodic Charges. This illustration does not reflect historical investment results, nor does it predict or guarantee future investment results. Actual results may be higher or lower.

Anniversary Date	Contract Value
1/1(yy+1)	$120,000
1/1(yy+2)	$130,000
1/1(yy+3)	$105,000
1/1(yy+4)	$110,000
1/1(yy+5)	$180,000

        Finally, assume the Owner dies on 7/1(yy+5) when the Contract Value is $185,000. Also assume that proof of death was provided immediately, and no premium tax is applicable.

Death Benefit

        The death benefit payable is the greater of:

  (1)
  Contract Value of $185,000 or,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender*, or $180,000 less $20,000 equals $160,000.

        The death benefit payable is then $185,000.

*
The adjustment for each partial surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the death benefit in the same proportion on the date of the partial surrender is 20% of $100,000, or $20,000.

A-1

APPENDIX B

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

        Assuming an Annuity Value of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 5%, as shown below.

        There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Commencement Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

        Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Commencement Date.

        The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

        Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

        A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

B-1

 APPENDIX C

CONDENSED FINANCIAL INFORMATION

        Because the Contract was not offered before the date of this prospectus, we did not have and therefore could not include accumulation unit values as of December 31, 2003 for the class of Sub-Accounts offered in this prospectus.

C-1

      Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

        Please send me a free copy of the Statement of Additional Information for the Protective ValuesSM Advantage Variable Annuity.

Name

Address

City, State, Zip

Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
PROTECTIVE VALUESSM ADVANTAGE VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

        This Statement of Additional Information contains information in addition to the information described in the Prospectus for the Protective ValuesSM Advantage Variable Annuity, a group and individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

        THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS                        , 2004.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT ACCOUNTANTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

2

 SAFEKEEPING OF ACCOUNT ASSETS

        Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

        Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

        Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

        Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and 2002 and the related statements of operations and changes in net assets for the years then ended and the consolidated balance sheets of Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2003 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent accountants, given on the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional

3

Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and 2002 and the related statements of operations and changes in net assets for the years then ended as well as the Report of Independent Accountants are contained herein.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2003 as well as the Report of Independent Accountants are contained herein.

        Financial Statements follow this page.

4

 Financials to be filed by Amendment

F-1

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits.

(a)   Financial Statements:

        All required financial statements are included in Part A and Part B of this Registration Statement.

(b)   Exhibits:

1.	Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account**
2.	Not applicable
3.	(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and the Protective Life Variable Annuity Separate Account**
(b) Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers**
4.	(a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
(b) Form of Group Flexible Premium Deferred Variable and Fixed Annuity Contract
(c) Participant Certificate for Use with Group Flexible Premium Deferred Variable and Fixed Annuity Contract
(d) Guaranteed Account Endorsement
(e) Return of Purchase Payments Death Benefit Endorsement
(f) Asset-Based Fee Endorsement
(g) Net Amount At Risk Fee Endorsement
(h) Minimum Annuitization Value Endorsement
(i) Contract Schedule for Individual Contracts
(j) Contract Schedule for Group Contracts
5.	Form of Contract Application for Individual or Group Flexible Premium Deferred Variable and Fixed Annuity Contract
6.	(a) Charter of Protective Life Insurance Company.*
(b) By-Laws of Protective Life Insurance Company.*
7.	Form of Reinsurance Agreement between Protective Life Insurance Company and Connecticut General Life Insurance Company††††††
8.	(a) Participation/Distribution Agreement (Protective Investment Company)**
(b) Participation Agreement (Oppenheimer Variable Account Funds)***
(c) Participation Agreement (MFS Variable Insurance Trust)***
(d) Participation Agreement (Calvert Group, formerly Acacia Capital Corporation)***
(e) Participation Agreement (Van Eck Worldwide Insurance Trust)†
(f) Participation Agreement (Van Kampen Asset Management, Inc.)†††
(g) Participation Agreement (Lord Abbett Series Fund)*****
(h) Participation Agreement for Class II shares (Van Kampen)††††††
(i) Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)††††††

(j) Form of Participation Agreement for Service Class Shares (Universal Institutional Funds, Inc.)††††††
(k) Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)††††††
(l) Participation Agreement (Goldman Sachs Variable Insurance Trust)†††††††
9.	Opinion and Consent of Steve M. Callaway, Esq. (to be filed by amendment)
10.	(a) Consent of Sutherland, Asbill & Brennan, LLP (to be filed by amendment)
(b) Consent of PricewaterhouseCoopers LLP (to be filed by amendment)
11.	No financial statements will be omitted from Item 23
12.	Not applicable
13.	Not applicable
14.	Powers of Attorney

*	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on October 28, 1993.
**	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.
***	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.
****	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-68551) filed with the Commission on December 8, 1998.
*****	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-81553), filed with the Commission on April 24, 2000.
******	Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.
†	Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement, (File No. 333-60149) filed with the Commission on October 26, 1998.
††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 333-81553) filed with the Commission on June 25, 1999.
†††	Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 20, 2000.
††††	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-94047) filed with the Commission on February 26, 2001.
†††††	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-81553), filed with the Commission on February 28, 2003.
††††††	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 30, 2003.
†††††††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Allen W. Ritchie	Executive Vice President and Chief Financial Officer and Director
Carolyn King	Senior Vice President, Acquisitions, and Director
Deborah J. Long	Senior Vice President, General Counsel, Secretary, and Director
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary, and Director
Judy Wilson	Senior Vice President, Stable Value Products
T. Davis Keyes	Director
Joseph William Hamer, Jr.	Director
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer, and Director
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Alan E. Watson	Senior Vice President, Life and Annuity Division
Jerry W. DeFoor	Vice President
John B. Deremo	Senior Vice President, Life and Annuity Division
Steven G. Walker	Vice President and Controller and Chief Accounting Officer

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2003 (File No. 1-12332) filed with the Commission on March     , 2004.

Item 27.    Number of Contractowners.

        As of the date of this filing, there were no contract owners of the Protective ValuesSM Advantage individual and group flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28.    Indemnification of Directors and Officers.

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter.

  (a)
  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Separate Account A of Protective Life.

  (b)
  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.
Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Carolyn King	President and Director	Senior Vice President, Acquisitions Division, and Director
Robert Stephen Briggs	Vice President and Director	Executive Vice President, Life and Annuity Division, and Director
A.S. Williams, III	Director	None

Kevin B. Borie	Assistant Secretary and Director	Vice President and Actuary, Life and Annuity Division
Janet Summey	Secretary	Second Vice President, Life and Annuity Division
Bonnie Miller	Assistant Secretary	Assistant Vice President, Life and Annuity Division
Gary Carroll	Chief Compliance Officer and Director	Second Vice President, Compliance, Life and Annuity Division
Thomas R. Barrett	Chief Financial Officer and Director	Director, Operational Accounting, Life and Annuity Division
Joseph F. Gilmer	Assistant Financial Officer	Director I, Financial Reporting, Corporate Accounting

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.
  (c)
  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:
(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30.    Location of Accounts and Records.

        All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31.    Management Services.

        All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings.

  (a)
  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b)
  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c)
  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d)
  The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal

    Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  (e)
  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on February 23, 2004

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board and President (Principal Executive Officer)	February 23, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 23, 2004
/s/ STEVEN G. WALKER Steven G. Walker	Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2004
/s/ JOHN D. JOHNS John D. Johns	Director	February 23, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Director	February 23, 2004

/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	February 23, 2004
/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	Director	February 23, 2004
/s/ DEBORAH J. LONG Deborah J. Long	Director	February 23, 2004
/s/ CAROLYN KING Carolyn King	Director	February 23, 2004
/s/ RICHARD J. BIELEN Richard J. Bielen	Director	February 23, 2004
/s/ J. WILLIAM HAMER, JR. J. William Hamer, Jr.	Director	February 23, 2004
/s/ T. DAVIS KEYES T. Davis Keyes	Director	February 23, 2004

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PART A
INFORMATION REQUIRED TO BE IN THE PROSPECTUS

DEFINITIONS
FEES AND EXPENSES
Example of Charges
SUMMARY
  The Contract
  Federal Tax Status
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account
  Administration
  The Funds
  Goldman Sachs Variable Insurance Trust
  Van Kampen Life Investment Trust
  The Universal Institutional Funds, Inc.
  MFS® Variable Insurance TrustSM
  Oppenheimer Variable Account Funds
  Lord Abbett Series Fund, Inc.
  Other Information about the Funds
  Other Investors in the Funds
  Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
  The Contract
  Parties to the Contract
  Issuance of a Contract
  Purchase Payments
  Right to Cancel
  Allocation of Purchase Payments
  Variable Account Value
  Transfers
  Surrenders and Partial Surrenders
THE GUARANTEED ACCOUNT
DEATH BENEFIT
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
  Sales Charge
  Mortality and Expense Risk Charge
  Administration Charge
  Death Benefit Fee
  Transfer Fee
  Contract Maintenance Fee
  Fund Expenses
  Premium Taxes
  Other Taxes
  Other Information
ANNUITIZATION
  Annuity Commencement Date
  Annuity Value
  Annuity Income Payments
  Annuity Options
  Minimum Amounts
  Death of Annuitant or Owner After Annuity Commencement Date
YIELDS AND TOTAL RETURNS
  Yields
  Total Returns
  Standardized Average Annual Total Returns
  Non-Standard Average Annual Total Returns
  Performance Comparisons
  Other Matters
FEDERAL TAX MATTERS
  Introduction
  The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
  Tax Deferral During Accumulation Period
  Taxation of Partial and Full Surrenders
  Taxation of Annuity Payments
  Taxation of Death Benefit Proceeds
  Assignments, Pledges, and Gratuitous Transfers
  Penalty Tax on Premature Distributions
  Aggregation of Contracts
  Exchanges of Annuity Contracts
  Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
  In General
  Direct Rollovers
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
  The Contract
  Error in Age or Gender
  Incontestability
  Non-Participation
  Assignment or Transfer of a Contract
  Notice
  Modification
  Reports
  Settlement
  Receipt of Payment
  Protection of Proceeds
  Minimum Values
  Application of Law
  No Default
DISTRIBUTION OF THE CONTRACTS
  Inquiries
IMSA
LEGAL PROCEEDINGS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A
APPENDIX B
EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
EXPLANATION OF THE COMMUTED VALUE CALCULATION
APPENDIX C
CONDENSED FINANCIAL INFORMATION
PART B
INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION
STATEMENT OF ADDITIONAL INFORMATION
SAFEKEEPING OF ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
OTHER INFORMATION
FINANCIAL STATEMENTS
Financials to be filed by Amendment
PART C
OTHER INFORMATION
SIGNATURES